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                                December 4, 2020

       James S. Byrd, Jr.
       Chairman, CEO, Co-CFO and Co-CAO
       Legion Capital Corp
       301 E. Pine St, Suite 850
       Orlando, FL 32801

                                                        Re: Legion Capital Corp
                                                            Amendment No. 1 to
Form 1-A
                                                            File No. 024-11332
                                                            Filed November 17,
2020

       Dear Mr. Byrd:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2020 letter.

       Amendment No. 1 to Offering Statement of Form 1-A filed November 17,
2020

       Cover Page

   1.                                                   Referencing prior
comment 9, please include the cover page legend required by Rule
                                                        253(f) of Regulation A.
Please also expand the cover page to briefly disclose the plan of distribution,
particularly that this is a self-underwritten offering to be sold by your officers and directors with
proceeds immediately available to the company.
       Table of Contents, page i

   2.                                                   Please add the Plan of
Distribution section.
 James S. Byrd, Jr.
FirstName LastNameJames   S. Byrd, Jr.
Legion Capital Corp
Comapany4,
December  NameLegion
             2020       Capital Corp
December
Page 2    4, 2020 Page 2
FirstName LastName
The Offering, page 4

3. We note your response to comment 2. As requested, please disclose all securities outstanding prior to this offering, as of recent date, including preferred stock, notes and bonds, including associated interest rates.
General

4. Based on our discussions with you, we understand you are reevaluating your responses to comments 4, 5 and 6. Please provide updated responses to these comments.
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Donald Field at 202-551-3680 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Finance